Form 6-K

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: April 30th, 2004

Information furnished on this form:
- Press Release concerning the consolidated financial results for the fiscal year ended March 31, 2004

April 28, 2004

Full Year Consolidated Financial Results for the Fiscal Year Ended March 31, 2004

Consolidated Financial Results

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2003	% Change
	In billions of yen	In billions of yen	%
Net sales	4,906.8	4,695.0	+4.5
Operating income	182.6	120.8	+51.1
Income before income taxes	160.5	61.4	+161.1
Net income (loss)	41.0	(24.5)	-
	yen	yen
Net income (loss) per share:
Basic	23.67	(14.85)	-
Diluted	21.93	(14.85)	-
	In billions of yen	In billions of yen	%
Total assets	4,044.3	4,103.3	-1.4
Number of employees	143,393	145,807	-

(Notes)

  The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
  Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:
	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Consolidated subsidiaries	195	183
Affiliated companies accounted for by the equity method	44	17
  Increase or decrease in the number of consolidated subsidiaries and affiliated companies accounted for by the equity method during the fiscal year ended March 31, 2004:
	Increase	Decrease
Consolidated subsidiaries	34	22
Affiliated companies accounted for by the equity method	28	1

I. Management Policy

1. Fundamental Management Policy

NEC is currently facing tumultuous changes in its markets. Within this, there is growing demand for solutions that will help corporations persist in this challenging business climate. In terms of technologies, adoption of IP (Internet Protocol) and broadband networks is rapidly advancing, and servers and PCs are becoming more sophisticated. NEC intends to leverage these technologies in order to expand its solutions businesses by means of IT solutions based on information processing technologies, network solutions based on communication technologies, and Integrated IT/Network Solutions that solve its customers' issues toward enhancement of its corporate value.

2. Fundamental Policy on Distribution of Profits

In addition to moving forward with the restructuring of its businesses, NEC needs to adopt a flexible policy in order to better respond to the rapidly changing business environment. In light of these business requirements, NEC takes the following factors into account in determining its cash dividends, among other factors: the profits earned in each fiscal period, the profitability outlook for the following fiscal periods, the dividend payout ratio, and the demand for internal funds such as funds for capital expenditure.

NEC intends to pay an annual dividend of 6 yen per common share for the full year ended March 31, 2004 (including an interim dividend of 3 yen per common share).

3. The Company's Principles and Policies on Reducing the Number of Shares in a Trading Unit

Reducing the number of shares constituting one trading unit is recognized as an effective way to increase the number of individual investors and enhance stock liquidity, but it entails substantial expense. When it is judged necessary NEC will respond appropriately taking into account, among other issues, the stock price levels, the number of shareholders, the shareholder composition, cost effectiveness, and its financial condition.

4. Mid- to Long-Term Business Strategy

NEC's business can largely be classified into two main domains; "Integrated IT/Network Solutions" and "Semiconductor Solutions".

Regarding Integrated IT/Network Solutions, on April 1, 2003, NEC, to encourage open and flat operations, shifted from an in-house company system to a business line system based on nine business lines. As a result of NEC's efforts over the fiscal year ended March 31, 2004, the initially set goals to "secure stable profit" and "improve financial structure" have been nearly accomplished, and NEC has laid out its "mid-term growth strategy" in October, 2003, under which steady business is being carried out toward new growth creation.

Outline of Mid-Term Growth Strategy

1. Securing Reliable Profits and Stable Growth Focused on the Japanese Market

(1)	Securing a reliable profit foundation based on System Integration (SI) services
(2)	Expanding the network solutions business through integration with Information Technology (IT) business
(3)	Revitalizing product business

2. Capturing New Growth Opportunities

(1)	Global business expansion
(2)	Strengthening measures to prepare for the full-scale ubiquitous networked society in Japan

3. Combining NEC Group Core Competencies to Support Growth

Furthermore, effective as of April 1, 2004, NEC, in order to further strengthen its market responsiveness, reorganized its 9 "business lines" into 11 "business units", and shifted to a new business structure with a newly established "Marketing Unit" to plan and promote marketing measures for the entire company. Through this, in particular, NEC will strengthen its organization structure to enhance the delivery of various solutions to the market leveraged on its competence networking technologies. NEC expects that this will boost the implementation of its growth strategy in following fiscal years, and ultimately lead to further improvement of its profitability.

NEC Electronics Corporation, which is in charge of Semiconductor Solutions, was separated from NEC by way of a corporate separation in November, 2002, and listed on the Tokyo Stock Exchange on July 24, 2003. NEC Electronics Corporation aims, by means of enhancing its corporate value as a specialized Semiconductor Solutions provider, to continue creating a financial base rivaling that of its international competitors and pursue synergies with NEC in the areas of business and technology as an Integrated IT/Network Solutions strategic partner.

5. Growth Strategy

In order to ensure implementation of NEC's Mid-Term Growth Strategy, as laid out in October, 2003, it is necessary to correctly deal with business execution risks of increased development costs accompanying advancement of systems sought by its customers, and their complexities. It is also necessary to aim for the expansion and development of its businesses through response to changes in the market environment and maximum exploitation of NEC's core competence such as its software development and network technology capabilities. Then, NEC, under a new business structure, will tackle upcoming management issues.

<1> Strengthening of Business Execution Capabilities

In the Integrated IT/Network Solutions domain, through the progress of broadband and mobile environments etc., the market is greatly changing toward realization of a ubiquitous society. NEC will, through advancement of customer-oriented business, and prompt and correct response to market changes, strive to provide integrated solutions that fulfill customers' demands. In addition, through development process reform, and material cost reduction, and production innovation, NEC will further promote reduction of cost, and aim to strengthen management related to risk of business execution and the development process.

<2> Acceleration of Growth Strategy Implementation

In Japan, along with aiming to strengthen and expand the SI services business as NEC's earnings base, NEC will aim to expand the Integrated IT/Network Solutions business utilizing network related technologies and know-how that NEC prides itself on. Overseas, leveraging on innovation in the Japanese market, NEC will actively advance overseas development in the area of mobile business focusing on China and Europe, and the solutions business such as the SI services business focusing on China and South East Asia.

<3> Maximization of Synergy with Affiliated Companies through Consolidation of Management Resources

NEC will consolidate the management resources of NEC and its affiliated companies such as R&D development capabilities, intellectual assets, and human resources, and through maximum exploitation of this synergy aims to maximize its entire corporate value. In particular, NEC, taking into account the growing importance of software in areas including semiconductors, mobile handsets, and network infrastructure, aims to strengthen competitiveness through cross-functional exploitation of its software development capabilities.

<4> Promotion of Structural Reform

Regarding the broadband business and other businesses that still require business reform, NEC continues to carry out structural reform such as switching to solutions businesses that provide value-added software and services, and improving development efficiency.

<5> Strengthening of R&D and Intellectual Asset Strategy

Amid a greatly changing market, along with strengthening of R&D strategy such as enhancing synergy between R&D and business, and early commercialization of development results, NEC will actively create and protect intellectual assets in the area of Integrated IT/Network Solutions and Semiconductor Solutions. In addition, NEC will strengthen intellectual asset strategies such as promoting use of its intellectual assets by third parties in other areas, in order to strengthen its competitiveness.

Through these kinds of measures, NEC aims to further business expansion and improve profitability, and develop into an excellent, global company.

6. Basic Policy and Implementation Status of Plan Regarding Corporate Governance

NEC's Corporate Governance Policy

NEC believes that strong corporate governance is vital in order to maximize its corporate value. Recognizing this, NEC aims to strengthen its corporate governance, in accordance with the following four principles:

(i)	Transparency and integrity of management.
(ii)	Realization of fast decision making and business execution.
(iii)	Clear accountability.
(iv)	Timely and fair disclosure.

NEC's Corporate Governance Structure

NEC is establishing a corporate governance structure suitable to NEC led by a Board of Directors and a Board of Corporate Auditors.

In April, 2000, an executive officer system was introduced, and through the large delegation of authority from board members to executive officers NEC is promoting a clear responsibility structure and fast decision making and business execution.

In addition, NEC is seeking to further improve transparency and integrity of management through introduction of outside board members, establishment of a Management Advisory Committee and a Compensation Committee, and through cooperation among the corporate internal auditing section, corporate auditors, and independent auditors.

<1> Board of Directors

The Board of Directors consists of 15 members, and includes 3 outside members as of March 31, 2004.

At NEC, the Board of Directors holds ordinary meetings once a month and extraordinary meetings when urgent decision-making is required. It deliberates and decides on material matters concerning corporate management plans, financial plans, investment and loans, and business reforms and restructuring. Issues of particular importance that are decided and discussed at the meetings of the Board of Directors are discussed in advance by the Executive Committee.

Furthermore, to supplement the corporate governance functions of the Board of Directors, NEC established the Management Advisory Committee and the Compensation Committee. The Management Advisory Committee discusses a wide range of management issues such as the mid-term management strategy of the NEC Group, and the corporate governance policy from objective and independent perspectives. As of March 31, 2004, the committee consists of 12 members, 5 of whom are prominent individuals outside the NEC group. The Compensation Committee reviews the executive remuneration system and deliberates on the appropriate level of compensation for the directors and executive officers from an objective standpoint. As of March 31, 2004 the committee consists of 5 members, 2 of whom are from outside the NEC group.

<2> Corporate Auditors and Board of Corporate Auditors

Corporate auditors are elected at the ordinary general meeting of shareholders and act independently of directors. Their responsibility is to monitor the actions of the directors to ensure that they comply with applicable laws and regulations. NEC has 2 full-time auditors and 2 auditors from outside the NEC group as of March 31, 2004. In principle, the Board of Corporate Auditors meets once a month, but it also holds meetings as need arises. Each corporate auditor carries out audits through methods that include attending important corporate meetings, requesting business reports from directors, and investigating subsidiaries. In order to encourage cooperation, the corporate auditors also request additional reporting as needed from the corporate internal auditing section and the independent auditors.

Corporate Auditing Bureau

The Corporate Auditing Bureau, as a corporate internal auditing section, under close cooperation with the corporate auditors and the independent auditors inspects whether office administration is being carried out lawfully, properly, and rationally in compliance with the management policy, related legislation, internal rules, and standards, etc. It also provides improvement suggestions to each business division.

Risk Management

Amid a violently changing business environment, NEC recognizes the importance of appropriately managing the various risks it faces in order to maintain and increase corporate value.

Consequently, related divisions carry out risk analysis and research countermeasures regarding risks related to management strategy decision making such as alliances with other companies, and structural reform etc. Especially important issues are discussed sufficiently by the Executive Committee and so on, then decision making is carried out at the meeting of the Board of Directors, and performance trends are continuously monitored thereafter. In addition, regarding business execution risks related to quality issues and disasters, specialist divisions have been established to carry out risk management as well as to improve and maintain a risk management structure.

In order to support these activities, basic principles such as an NEC Group Charter of Corporate Behavior and an NEC Group Code of Conduct have been established with the aim of thorough dissemination throughout the NEC Group. In addition, regarding corporate ethics problems, a system has been established with delegates posted inside and outside of the company, which enables employees and individuals to seek advice or file a complaint without any drawback.

NEC will continue to strive to strengthen corporate governance toward maximization of corporate value.

II. Business Results & Financial Condition

1. Business Results

<1> Overview of the fiscal year ended March 31, 2004 and outlook for the fiscal year ending March 31, 2005

This fiscal year the global economy suffered slow expansion in the first quarter. This was principally due to the aggravation of the situation in Iraq, and the outbreak of Severe Acute Respiratory Syndrome (SARS), which was followed thereafter by steady economic expansion mainly in the United States and Asia.

While, in Japan, growth in personal consumption remained weak, business recovered moderately due to an increase in equipment investment, and a shift toward steady exports.

In the electronics industry, IT products for domestic enterprises experienced sluggish growth, while camera equipped mobile handsets, flat panel televisions, digital home electronics products, such as DVD recorders etc., as well as related electronics devices, saw steady performance. Overseas, due to economic recovery, demand grew mainly in digital home electronic products, mobile handsets, and personal computers etc.

Amid this business environment, NEC operated its businesses with this fiscal year positioned as the starting point of medium-term expansion. Specifically, NEC laid out its Mid-Term Growth Strategy in October, 2003. As a measure to realize this strategy, in addition to reduction of interest-bearing debt, through amendments of the pension and severance plans, and the transfer of a substitutional portion of the employee pension fund liabilities to the government, performance fluctuation risk was reduced. Furthermore, an increase in shareholder capital was carried out through stock issuance based on its market price aimed at strengthening of the financial foundation supporting implementation of NEC's growth strategy. Moreover, due to a reduction in material costs, production innovation, strengthening of SCM (Supply Chain Management) and promotion of development process innovation, a thorough reduction in cost of sales was achieved.

The net sales for the fiscal year ended March 31, 2004, was 4,906.8 billion yen, an increase of 211.7 billion yen (4.5%) as compared with the previous fiscal year. This was principally due to an increase in sales of mobile handsets, optical disc drives, and SI and Services.

Regarding profitability, operating income, due to an increase in net sales and a reduction in costs, increased by 61.8 billion yen (51.1%) to 182.6 billion yen as compared with the previous fiscal year. In addition, income before income taxes increased 99.0 billion yen to 160.5 billion yen as compared with the previous fiscal year as a result of gains due to stock issuances by subsidiaries such as NEC Electronics Corporation and other affiliated companies, and gain on the sale of the Yokohama plant and the central laboratories that accompanied the reorganization of NEC's R&D bases. Net income for the fiscal year ended March 31, 2004, increased by 65.6 billion yen to 41.0 billion yen as compared with the previous fiscal year.

For the full fiscal year ending March 31, 2005, although there will be a reduction in sales through sale of businesses, due to an increase in shipments of mobile handsets for the overseas market, and steady growth in the device business as a result of expansion of the digital consumer electronics market, NEC plans consolidated net sales of 4,940.0 billion yen, an increase of 1% as compared with the fiscal year ended March 31, 2004.

Due to acceleration of cost reductions, and curbing of increases in fixed costs, NEC plans a consolidated operating income of 64.0 billion yen for the first half of the fiscal year ending March 31, 2005, and 220.0 billion yen for the full fiscal year ending March 31, 2005. NEC plans a consolidated net income of 25.0 billion yen for the first half of the fiscal year ending March 31, 2005, and 70.0 billion yen for the full fiscal year ending March 31, 2005.

Consolidated	Forecast for the fiscal year ending March 31, 2005	Comparison with the fiscal year ended March 31, 2004
	In billions of yen
Net sales	4,940.0	+1%
Operating income	220.0	+37.3 billion yen
Income before income taxes	180.0	+19.4 billion yen
Net income	70.0	+28.9 billion yen

Non-consolidated	Forecast for the fiscal year ending March 31, 2005	Comparison with the fiscal year ended March 31, 2004
	In billions of yen
Net sales	2,570.0	+2%
Ordinary income	47.0	+15.1 billion yen
Net income	25.0	-0.2 billion yen

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC's main segments were as follows (figures in brackets denote increases or decreases as compared with the previous fiscal year):

IT Solutions Business

Sales:	2,098.8 billion yen (+1%)
Segment Profit:	91.7 billion yen (- 14.0 billion yen)

Sales for the IT Solutions business for the fiscal year ended March 31, 2004 were 2,098.8 billion yen, an increase of 1% as compared with the previous fiscal year. Although domestic IT investment remained severe, steady growth in SI services and computer platform areas secured sales in line with those of the previous fiscal year.

Net sales by products and services were as follows:

In the area of SI services, in addition to steady government-sector demand, business for the private-sector grew steadily, and sales increased by 3% to 739.2 billion yen as compared with the previous fiscal year. In the software area, due to the influence of large orders attained in the previous fiscal year, sales decreased by 5% to 101.1 billion yen as compared with the previous fiscal year. In the area of computer platforms, sales increased by 5% to 532.4 billion yen as compared with the previous fiscal year due to expanded growth in optical disk drives. In the area of personal solutions business, although there was an increase in PC unit shipments in Japan, a decrease in average selling price led to a decrease in sales of 3% to 726.1 billion yen.

Although profitability of the personal solutions business improved mainly in PCs, due to an increase in costs related to anticipatory investment for responding to new technologies and exploiting new markets/customers, and a decrease in profitability in the SI services area etc., segment profit for the fiscal year ended March 31, 2004 was 91.7 billion yen, a decrease of 14.0 billion yen as compared with the previous fiscal year.

Network Solutions Business

Sales:	1,775.7 billion yen (+13%)
Segment Profit:	67.8 billion yen (+33.5 billion yen)

Sales for the Network Solutions business for the fiscal year ended March 31, 2004 increased by 13% to 1,775.7 billion yen as compared with the previous fiscal year. This was mainly due to large growth in sales of mobile handsets in Japan and overseas.

Net sales by products and services were as follows:

In the area of broadband, although there was steady investment in IP (Internet Protocol) in the domestic enterprises market, due to downsizing of overseas business, sales decreased by 9% to 478.9 billion yen as compared with the previous fiscal year. In the mobile area, due to an increase in mobile handset shipments in Japan and the commencement of full-scale shipments overseas, sales increased by 30% to 1,047.9 billion yen as compared with the previous fiscal year. In the area of social infrastructure, shipments of digital terrestrial broadcasting systems in Japan took stride in the second half of the previous fiscal year and came full turn in the second half of the fiscal year ended March 31, 2004, and sales of 248.9 billion yen were approximately in line with those of the previous fiscal year.

There was an improvement in profitability, due to an increase in shipments mainly in mobile handsets, and a reduction in material costs and fixed costs. Segment profit increased 33.5 billion yen compared with the previous fiscal year to 67.8 billion yen for the fiscal year ended March 31, 2004.

Electron Devices Business

Sales:	932.1 billion yen (-1%)
Segment Profit:	54.2 billion yen (+56.5 billion yen)

Sales for the Electron Devices business for the fiscal year ended March 31, 2004 decreased by 1% to 932.1 billion yen as compared with the previous fiscal year. This was due to the influence of the implementation of business restructuring in the previous fiscal year despite steady growth in semiconductors etc.

Net sales by products and services were as follows:

In the area of semiconductors, in spite of the integration of DRAM manufacturing into Elpida Memory, Inc., as a result of steady growth in semiconductors mainly for mobile handsets and digital consumer electronics, in addition to resale products from the fiscal year ended March 31, 2004, sales amounted to 724.3 billion yen, an increase of 3% as compared with the previous fiscal year. In the display area, despite production downsizing of low-profitable color LCD products, due to sudden expansion of the plasma display market, sales increased by 2% to 99.9 billion yen as compared with the previous fiscal year. In the area of electronic components and others, despite steady growth in electronic components, due to the deconsolidation of printed circuit boards and car electronics businesses during the business restructuring that took place in the previous fiscal year, sales decreased by 18% to 107.9 billion yen as compared with the previous fiscal year.

There was an improvement in profitability due to a shift to high value-added products, improvement in productivity and a reduction in material costs etc. in the area of semiconductors, an increase in profit, in addition to the results of structural reform in the area of displays and electronic components. Segment profit for the fiscal year ended March 31, 2004 amounted to 54.2 billion yen, a huge improvement over the segment loss of 2.2 billion yen recorded in the previous fiscal year.

2. Financial Condition

Net cash provided by operating activities for the fiscal year ended March 31, 2004 was 328.4 billion yen due to a large improvement in net income this fiscal year, an increase of 80.9 billion yen as compared with the previous fiscal year.

Net cash used in investment activities was 69.1 billion yen due to a decrease in proceeds from the sale of fixed assets etc., an increase of 57.5 billion yen as compared with the previous fiscal year. As a result, the free cash flows (the sum of cash flows from operating activities and investment activities) were cash inflows of 259.3 billion yen, an improvement of 23.4 billion yen as compared with the previous fiscal year.

Regarding net cash used in financing activities, while stock issuances of NEC Corporation and its subsidiaries were carried out, through the redemption of debentures and repayment of debts payable, it amounted to 102.7 billion yen, an improvement of 159.9 billion yen as compared with the previous fiscal year. As a result, cash and cash equivalents amounted to 496.7 billion yen, an increase of 152.4 billion yen as compared with the end of the previous fiscal year.

Regarding interest-bearing debt, due to the results of policies undertaken to actively reduce interest-bearing debt, it amounted to 1,171.0 billion yen, a decrease of 316.0 billion yen as compared with the end of the previous fiscal year. Debt equity ratio was 1.65 times (an improvement of 2.50 points as compared with the end of the previous fiscal year).

In addition, the balance of interest-bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash equivalents, amounted to 674.2 billion yen, a decrease of 468.4 billion yen as compared with the end of the previous fiscal year, and accordingly debt equity ratio was 0.95 times (an improvement of 2.24 points as compared with the end of the previous fiscal year).

As one of the measures to reduce NEC's interest-bearing debt, the Board of Directors resolved on April 22, 2004 that on June 21, 2004 NEC will redeem in whole its NEC Corporation Unsecured Subordinated Debentures due 2021 in accordance with the terms and conditions thereof. The redemption price is 100,001 million yen plus accrued interest. NEC will use free cash flows and some of its cash on hand for the redemption funds.

	Fiscal Year 2002	Fiscal Year 2003	Fiscal Year 2004
Shareholders' equity ratio	11.3%	8.7%	17.6%
Shareholders' equity ratio on market value basis	35.5%	15.7%	40.8%
Redemption years	14.4 years	7.6 years	4.0 years
Interest coverage ratio	2.9	8.2	11.9

Calculation methods for each of the above indices:

Shareholders' equity ratio:

Shareholders' equity at the end of each fiscal year    /    total assets at the end of each fiscal year

Shareholders' equity ratio on market value basis:

Aggregated market value of shares at the end of each fiscal year    /    total assets at the end of each fiscal year

Redemption years:

Interest-bearing debt    /    cash flows from operating activities

* Interest-bearing debt    =    ( Interest-bearing debt at the beginning of the fiscal year    +    Interest-bearing debt at the end of the fiscal year )    /    2

Interest coverage ratio:

Cash flows from operating activities    /    interest paid

The indices above were calculated based on consolidated financial figures.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions of yen, millions of U.S. dollars)

	Fiscal 2004	(% of net sales)	Fiscal 2003	(% of net sales)	Increase (Decrease)	Fiscal 2004

Net sales	JPY 4,906,821	(100.0)	JPY 4,695,035	(100.0)	JPY 211,786	$47,181
Cost of sales	3,622,965	(73.8)	3,453,010	(73.5)	169,955	34,836
Selling, general and administrative expenses	1,101,158	(22.5)	1,121,136	(23.9)	(19,978)	10,588
Operating income	182,698	(3.7)	120,889	(2.6)	61,809	1,757

Non-operating income	150,315	(3.1)	153,597	(3.3)	(3,282)	1,445
Interest and dividends	15,987		18,396		(2,409)	154
Other	134,328		135,201		(873)	1,291
Non-operating expenses	172,467	(3.5)	212,990	(4.6)	(40,523)	1,658
Interest	27,510		30,218		(2,708)	265
Other	144,957		182,772		(37,815)	1,393

Income before income taxes	160,546	(3.3)	61,496	(1.3)	99,050	1,544

Provision for income taxes	85,870	(1.8)	58,714	(1.3)	27,156	826
Minority interest in income of consolidated subsidiaries	15,838	(0.3)	6,896	(0.1)	8,942	152
Equity in losses of affiliated companies	(17,760)	(-0.4)	(20,444)	(-0.4)	2,684	(171)

Net income (loss)	JPY 41,078	(0.8)	(JPY 24,558)	(-0.5)	JPY 65,636	$395

(Note) US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 104 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of yen, millions of U.S. dollars)

	March 31, 2004	March 31, 2003	Increase (Decrease)	March 31, 2004

Current assets	JPY 2,129,756	JPY 1,920,042	JPY 209,714	$20,479

Cash and cash equivalents	496,763	344,345	152,418	4,777
Notes and accounts receivable, trade	840,705	821,985	18,720	8,084
Inventories	570,026	553,820	16,206	5,481
Other current assets	222,262	199,892	22,370	2,137
Long-term assets	1,914,586	2,183,258	(268,672)	18,409

Long-term receivables, trade	9,843	33,073	(23,230)	95
Investments and advances	441,530	433,027	8,503	4,245
Property, plant and equipment	770,214	838,341	(68,127)	7,406
Other assets	692,999	878,817	(185,818)	6,663

Total assets	JPY 4,044,342	JPY 4,103,300	(JPY 58,958)	$38,888

Current liabilities	JPY 1,742,587	JPY 1,774,224	(JPY 31,637)	$16,755

Short-term borrowings and current portion of long-term debt	364,502	483,306	(118,804)	3,505
Notes and accounts payable, trade	930,466	875,018	55,448	8,947
Other current liabilities	447,619	415,900	31,719	4,303
Long-term liabilities	1,368,921	1,737,219	(368,298)	13,163

Long-term debt	806,517	1,003,787	(197,270)	7,755
Accrued pension and severance costs	524,898	705,551	(180,653)	5,047
Other	37,506	27,881	9,625	361
Minority shareholders' equity in consolidated subsidiaries	221,374	135,613	85,761	2,129

Preferred securities issued by a subsidiary	-	97,800	(97,800)	-

Total shareholders' equity	711,460	358,444	353,016	6,841

Common stock	337,819	244,726	93,093	3,248
Additional paid-in capital	454,334	361,820	92,514	4,369
Retained earnings	71,901	41,567	30,334	691
Accumulated other comprehensive income (loss)	(149,797)	(286,417)	136,620	(1,440)
Treasury stock	(2,797)	(3,252)	455	(27)

Total liabilities and shareholders' equity	JPY 4,044,342	JPY 4,103,300	(JPY 58,958)	$38,888

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of yen, millions of U.S. dollars)

	Fiscal 2004	Fiscal 2003	Increase (Decrease)	Fiscal 2004

I. Cash flows from operating activities
Net income (loss)	JPY 41,078	(JPY 24,558)	JPY 65,636	$395
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	178,714	195,594	(16,880)	1,718
Equity in losses of affiliated companies, net of dividends	18,494	22,006	(3,512)	178
(Increase) Decrease in notes and accounts receivable	(18,419)	116,340	(134,759)	(177)
(Increase) Decrease in inventories	(35,862)	79,343	(115,205)	(345)
Increase (Decrease) in notes and accounts payable	106,270	(109,387)	215,657	1,022
Other, net	38,190	(31,835)	70,025	367

Net cash provided by operating activities	328,465	247,503	80,962	3,158

II. Cash flows from investing activities
Proceeds from sales of fixed assets	60,423	99,722	(39,299)	581
Additions to fixed assets	(230,522)	(210,261)	(20,261)	(2,217)
Proceeds from sales of marketable securities	54,493	71,919	(17,426)	524
Purchase of marketable securities	(2,355)	(2,277)	(78)	(23)
Other, net	48,846	29,311	19,535	470

Net cash used in investing activities	(69,115)	(11,586)	(57,529)	(665)

Free cash flows （I+II）	259,350	235,917	23,433	2,493

III. Cash flows from financing activities
Net repayments of bonds and borrowings	(388,153)	(272,448)	(115,705)	(3,732)
Proceeds from stock issuances	184,836	-	184,836	1,777
Proceeds from stock issuances by subsidiaries	107,140	17,923	89,217	1,030
Dividends paid	(7,432)	(7,291)	(141)	(71)
Other, net	836	(933)	1,769	8

Net cash used in financing activities	(102,773)	(262,749)	159,976	(988)

Effect of exchange rate changes on cash and cash equivalents	(4,159)	(6,595)	2,436	(39)

Net increase (decrease) in cash and cash equivalents	152,418	(33,427)	185,845	1,466

Cash and cash equivalents at beginning of year	344,345	377,772	(33,427)	3,311
Cash and cash equivalents at end of year	JPY 496,763	JPY 344,345	JPY 152,418	$4,777

SEGMENT INFORMATION

1.Business Segment Information
(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S. dollars)

	Fiscal 2004	(% of total)	% change	Fiscal 2003	(% of total)	Fiscal 2004

IT Solutions business	JPY 2,098,892	(42.7)	+0.8	JPY 2,082,624	(44.4)	$20,182
Network Solutions business	1,775,724	(36.2)	+12.6	1,576,333	(33.6)	17,074
Electron Devices business	932,173	(19.0)	-0.5	936,719	(20.0)	8,963
Others	679,885	(13.9)	+2.7	661,694	(14.0)	6,537
Eliminations	(579,853)	(-11.8)	-	(579,867)	(-12.4)	(5,575)

Electronics business total	4,906,821	(100.0)	+4.9	4,677,503	(99.6)	47,181

Leasing business	-	-	-	38,222	(0.8)	-
Eliminations	-	-	-	(20,690)	(-0.4)	-

Consolidated total	JPY 4,906,821	(100.0)	+4.5	JPY 4,695,035	(100.0)	$47,181

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

	Fiscal 2004	(% of profit on sales)	Increase (decrease)	Fiscal 2003	(% of profit on sales)	Fiscal 2004

IT Solutions business	JPY 91,782	(4.4)	(JPY 14,033)	JPY 105,815	(5.1)	$883
Network Solutions business	67,869	(3.8)	33,585	34,284	(2.2)	653
Electron Devices business	54,287	(5.8)	56,569	(2,282)	(-0.2)	522
Others	10,711	(1.6)	(4,127)	14,838	(2.2)	103
Eliminations	(1,559)	-	(1,715)	156	-	(16)
Unallocated corporate expenses*	(40,392)	-	(1,906)	(38,486)	-	(388)

Electronics business total	182,698	(3.7)	68,373	114,325	(2.4)	1,757

Leasing business	-	-	(8,154)	8,154	(21.3)	-
Eliminations	-	-	1,590	(1,590)	-	-

	182,698	(3.7)	61,809	120,889	(2.6)	1,757
Other income	150,315		(3,282)	153,597		1,445
Other expenses	(172,467)		40,523	(212,990)		(1,658)

Consolidated income before income taxes	JPY 160,546		JPY 99,050	JPY 61,496		$1,544

(Notes) * Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers (Unaudited)
(In billions of yen, millions of U.S. dollars)

	Fiscal 2004	Fiscal 2003	% change	Fiscal 2004

IT Solutions business	JPY 1,925.2	JPY 1,911.3	+0.7	$18,512
Domestic	1,596.9	1,647.7	-3.1	15,355
Overseas	328.3	263.5	+24.6	3,157
Network Solutions business	1,678.9	1,473.2	+14.0	16,144
Domestic	1,310.5	1,094.0	+19.8	12,602
Overseas	368.3	379.2	-2.9	3,542
Electron Devices business	829.9	842.4	-1.5	7,980
Domestic	473.2	527.3	-10.3	4,551
Overseas	356.6	315.1	+13.2	3,429
Others	472.6	437.2	+8.1	4,545
Domestic	350.0	344.7	+1.5	3,365
Overseas	122.6	92.4	+32.6	1,180
Electronics business total	4,906.8	4,664.2	+5.2	47,181
Domestic	3,730.8	3,613.8	+3.2	35,873
Overseas	1,176.0	1,050.3	+12.0	11,308

Leasing business	-	30.7	-	-
Domestic	-	30.7	-	-
Overseas	-	-	-	-
Consolidated total	JPY 4,906.8	JPY 4,695.0	+4.5	$47,181
Domestic	3,730.8	3,644.6	+2.4	35,873
Overseas	1,176.0	1,050.3	+12.0	11,308

(4) Net Sales by Products and Services (Including internal sales to other segments) *1 (Unaudited)
(In billions of yen, millions of U.S. dollars)

	Fiscal 2004	Fiscal 2003	% change	Fiscal 2004

IT Solutions business	JPY 2,098.8	JPY 2,082.6	+0.8	$20,182
SI / Services	739.2	720.1	+2.7	7,108
Software	101.1	105.9	-4.5	972
Computers / Platforms	532.4	507.2	+5.0	5,120
Personal Solutions	726.1	749.4	-3.1	6,982
Network Solutions Business	JPY 1,775.7	JPY 1,576.3	+12.6	$17,074
Broadband	478.9	523.7	-8.6	4,605
Mobile	1,047.9	809.4	+29.5	10,076
Social Infrastructure	248.9	243.2	+2.3	2,393
Electron Devices business	JPY 932.1	JPY 936.7	-0.5	$8,963
Semiconductors	724.3	706.7	+2.5	6,964
Displays	99.9	97.9	+2.0	961
Electronic Components	107.9	132.1	-18.3	1,038
(NOTE) *1 Please refer to the last page.

2. Geographic Segment Information *

(1) Net Sales
(In millions of yen, millions of U.S. dollars)

	Fiscal 2004	(% of total)	% change	Fiscal 2003	(% of total)	Fiscal 2004

Japan	JPY 3,889,854	(79.3)	+0.3	JPY 3,879,454	(82.6)	$37,402
Overseas	1,016,967	(20.7)	+24.7	815,581	(17.4)	9,779
Consolidated	JPY 4,906,821	(100.0)	+4.5	JPY 4,695,035	(100.0)	$47,181

(2) Geographic Profit or Loss

	Fiscal 2004	(% of profit on sales)	Increase (decrease)	Fiscal 2003	(% of profit on sales)	Fiscal 2004

Japan	JPY 169,773	(4.4)	JPY 51,496	JPY 118,277	(3.0)	$1,632
Overseas	12,925	(1.3)	10,313	2,612	(0.3)	125
	182,698	(3.7)	61,809	120,889	(2.6)	1,757
Other income	150,315		(3,282)	153,597		1,445
Other expenses	(172,467)		40,523	(212,990)		(1,658)
Consolidated income before income taxes	JPY 160,546		JPY 99,050	JPY 61,496		$1,544

* Geographic segment information based on the country location of NEC Corporation or subsidiary.

3. Sales by Market (Unaudited)

	Fiscal 2004	% change	Fiscal 2003	Fiscal 2004

Japan	JPY 3,730,809	+2.4	JPY 3,644,673	$35,873
Overseas	1,176,012	+12.0	1,050,362	11,308
Consolidated	JPY 4,906,821	+4.5	JPY 4,695,035	$47,181

FINANCIAL INSTRUMENTS

(1) Fair value of derivative financial instruments
Contract or notional principal amounts, carrying amounts and estimated fair value are summarized as follows:

(In millions of yen)

	March 31, 2004			March 31, 2003

Derivatives:	Contract or notional amounts	Carrying amounts	Estimated fair value	Contract or notional amounts	Carrying amounts	Estimated fair value

Forward exchange contracts *	JPY 73,585	JPY 916	JPY 916	JPY 21,902	(JPY 458 )	(JPY 458 )
Interest rate and currency swap agreements	418,945	(9,598)	(9,598)	405,414	(10,479)	(10,479)
Option contracts
Written	2,242	(86)	(86)	-	-	-
Purchased	13,657	955	955	-	-	-

* Contract or notional amounts of forward exchange contracts are net amount of "sale" minus "purchase".

March 31, 2003
Purchase of foreign currency	45,571
Sale of foreign currency	67,473
March 31, 2004
Purchase of foreign currency	47,782
Sale of foreign currency	121,367

(2) Marketable securities
The cost, fair value and net unrealized holding gains/losses for marketable securities by major security type are summarized as follows:

		(In millions of yen)

	March 31, 2004	March 31, 2003

Available-for-sale:
Equity securities
Cost	JPY 80,083	JPY 111,192
Fair value	146,944	111,983
Net unrealized holding gains	66,861	791

Debt securities
Cost	3,043	4,231
Fair value	3,045	4,110
Net unrealized holding gains (losses)	2	(121)

(3) Investments in affiliated companies accounted for by the equity method
The carrying amount and market value of stocks of affiliated companies accounted for by the equity method which have quoted market values are summarized as follows:

		(In millions of yen)

	March 31, 2004	March 31, 2003

Carrying amount	JPY 103,726	JPY 97,123
Market value	206,955	87,661

	103,229	(9,462)

LEASING ARRANGEMENTS

(1) Leasing of computer equipment
For NEC's leasing business for computer and others, future minimum lease payments from non-cancelable leases under operating leases at March 31, 2004 and March 31, 2003 are as follows:
		(In millions of yen)

	March 31, 2004	March 31, 2003

Within one year	JPY 2,566	JPY 4,093
Over one year	239	199

(2) Lease of facilities and equipment for internal use
NEC leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at March 31, 2004 and March 31, 2003 are as follows:
(In millions of yen)

	March 31, 2004	March 31, 2003

Within one year	JPY 33,255	JPY 40,875
Over one year	100,228	124,689

PENSION AND SEVERANCE PLANS

NEC Corporation and its subsidiaries in Japan have severance indemnity plans and non-contributory defined benefit funded pension plans, or only severance indemnity plans, covering substantially all of their employees who meet specified eligibility requirements. Under the plans, employees whose service with the Company is terminated are, under most circumstances, entitled to lump-sum severance indemnities and/or pension payments, determined by reference to their current base rate of pay, length of service, job classification, performance, conditions under which the termination occurs and interest crediting rate calculated based on market interest rate. The funding policy is to make contributions that can be deducted for Japanese income tax purposes.

NEC Corporation and certain subsidiaries in Japan also had contributory defined benefit pension plans covering substantially all of their employees, including a governmental welfare pension benefit plan, which would otherwise be provided by the Japanese government. Among these, in September 2002, NEC Corporation and certain subsidiaries in Japan received the approval of the Japanese government to eliminate future benefit obligations related to the governmental welfare component, or substitutional portion, of the Company's contributory defined benefit pension plans, over which the Japanese government will take responsibility. Upon the final approval from the Japanese government on December 1, 2003 and January 1, 2004, with the transfer to the Japanese government from the assets of the pension plans on February 16, 2004 and March 15, 2004, NEC Corporation and certain subsidiaries in Japan were relieved of all past obligations under the substitutional portion of the plans. The Company accounted for the elimination of future benefits and relief of past obligations with the transfer of assets as the culmination of a series of steps in a single settlement transaction and recognized net gain on 8,174 million yen through these transactions.

Effective August 1, 2003, NEC Corporation and a certain subsidiary in Japan amended their severance indemnity plans by introducing a "point-based benefits system, under which benefits are calculated based on accumulated points allocated to employees each year according to their job classification and their performance.

Effective March 1, 2004, NEC Corporation and certain subsidiaries in Japan amended their defined benefit pension plans to cash balance pension plans. Under the cash balance pension plans, each participant has an account which is credited yearly based on the current base rate of pay, their job classification and interest crediting rate calculated based on market interest rate.

The contributions to the contributory and the non-contributory pension plans are placed into trusteed pension funds.

The weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2003 were as follows:
	March 31, 2004	March 31, 2003

Discount rate	2.5%	3.0%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%

The weighted-average assumptions used to determine net pension and severance cost for the year ended March 31, 2004 and 2003 were as follows:
	March 31, 2004	March 31, 2003

Discount rate	3.0%	3.5%
Rate of increase in future compensation level	1.7% - 3.8%	1.7% - 3.8%
Expected long-term rate of return on plan assets	4.0%	4.0%

NET INCOME (LOSS) PER SHARE

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income (loss) is as follows:
(In millions of yen)
	Fiscal 2004	Fiscal 2003

Net income (loss) available to common shareholders	JPY 41,078	(JPY 24,558)
Effect of dilutive securities	1,874	-
Diluted net income (loss)	JPY 42,952	(JPY 24,558)

(Number of shares)
	Fiscal 2004	Fiscal 2003

Weighted-average number of shares of common stock outstanding for the year	1,735,345,608	1,653,389,121
Effect of dilutive securities	222,939,915	-
Weighted-average number of shares of diluted common stock outstanding for the year	1,958,285,523	1,653,389,121

Net Income (Loss) Per Share:
		(In yen)
	Fiscal 2004	Fiscal 2003

Basic	JPY 23.67	(JPY 14.85)
Diluted	21.93	(14.85)

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:
(Number of shares)
	Fiscal 2004	Fiscal 2003

Convertible debt	-	220,562,540
Stock options	827,000	966,000

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In millions of yen, millions of U.S. dollars)

Three months ended March 31	2004	(% of net sales)	2003	(% of net sales)	Increase (Decrease)	2004

Net sales	JPY 1,457,620	(100.0)	JPY 1,452,870	(100.0)	JPY 4,750	$14,016
Cost of sales	1,083,305	(74.3)	1,107,328	(76.2)	(24,023)	10,416
Selling, general and administrative expenses	283,221	(19.5)	274,638	(18.9)	8,583	2,724
Operating income	91,094	(6.2)	70,904	(4.9)	20,190	876

Non-operating income	29,687	(2.0)	44,970	(3.1)	(15,283)	285
Interest and dividends	6,469		5,666		803	62
Other	23,218		39,304		(16,086)	223
Non-operating expenses	75,180	(5.1)	76,933	(5.3)	(1,753)	723
Interest	6,751		6,107		644	65
Other	68,429		70,826		(2,397)	658

Income before income taxes	45,601	(3.1)	38,941	(2.7)	6,660	438

Provision for income taxes	28,398	(1.9)	49,241	(3.4)	(20,843)	272
Minority interest in income of consolidated subsidiaries	4,352	(0.3)	6,378	(0.4)	(2,026)	42
Equity in income (losses) of affiliated companies	1,565	(0.1)	(4,355)	(-0.3)	5,920	15

Net income (loss)	JPY 14,416	(1.0)	(JPY 21,033)	(-1.4)	JPY 35,449	$139

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)
(In millions of yen, millions of U.S. dollars)

Three months ended March 31	2004	(% of total)	% change	2003	(% of total)	2004

IT Solutions business	JPY 655,337	(45.0)	-0.1	JPY 656,219	(45.2)	$6,301
Network Solutions business	508,419	(34.9)	-4.7	533,327	(36.7)	4,889
Electron Devices business	235,333	(16.1)	+2.0	230,793	(15.9)	2,263
Others	222,306	(15.3)	+5.2	211,290	(14.5)	2,138
Eliminations	(163,775)	(-11.3)	-	(182,588)	(-12.6)	(1,575)

Electronics business total	1,457,620	(100.0)	+0.6	1,449,041	(99.7)	14,016

Leasing business	-	-	-	9,283	(0.6)	-
Eliminations	-	-	-	(5,454)	(-0.3)	-

Consolidated total	JPY 1,457,620	(100.0)	+0.3	JPY 1,452,870	(100.0)	$14,016

(2) Segment Profit or Loss
(In millions of yen, millions of U.S. dollars)

Three months ended March 31	2004	(% of profit on sales)	Increase (decrease)	2003	(% of profit on sales)	2004

IT Solutions business	JPY 38,059	(5.8)	(JPY 19,038)	JPY 57,097	(8.7)	$366
Network Solutions business	29,689	(5.8)	15,042	14,647	(2.7)	285
Electron Devices business	14,923	(6.3)	11,800	3,123	(1.4)	143
Others	12,786	(5.8)	6,866	5,920	(2.8)	123
Eliminations	8,885	-	7,903	982	-	86
Unallocated corporate expenses*	(13,248)	-	201	(13,449)	-	(127)

Electronics business total	91,094	(6.2)	22,774	68,320	(4.7)	876

Leasing business	-	-	(2,643)	2,643	(28.5)	-
Eliminations	-	-	59	(59)	-	-

	91,094	(6.2)	20,190	70,904	(4.9)	876
Other income	29,687		(15,283)	44,970		285
Other expenses	(75,180)		1,753	(76,933)		(723)

Consolidated income before income taxes	JPY 45,601		JPY 6,660	JPY 38,941		$438

(Notes) * Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers
(In billions of yen, millions of U.S. dollars)

Three months ended March 31	2004	2003	% change	2004

IT Solutions business	JPY 611.7	JPY 600.3	+1.9	$5,882
Domestic	534.7	536.2	-0.3	5,142
Overseas	77.0	64.0	+20.2	740
Network Solutions business	473.9	502.1	-5.6	4,557
Domestic	365.8	375.7	-2.6	3,518
Overseas	108.1	126.3	-14.4	1,039
Electron Devices business	213.9	201.4	+6.2	2,058
Domestic	120.9	116.0	+4.2	1,163
Overseas	93.0	85.3	+9.0	895
Others	157.9	142.2	+11.1	1,519
Domestic	125.0	114.3	+9.4	1,202
Overseas	32.8	27.8	+17.8	317
Electronics business total	1,457.6	1,446.1	+0.8	14,016
Domestic	1,146.5	1,142.3	+0.4	11,025
Overseas	311.0	303.7	+2.4	2,991

Leasing business	-	6.7	-	-
Domestic	-	6.7	-	-
Overseas	-	-	-	-
Consolidated total	JPY 1,457.6	JPY 1,452.8	+0.3	$14,016
Domestic	1,146.5	1,149.1	-0.2	11,025
Overseas	311.0	303.7	+2.4	2,991

(4) Net Sales by Products and Services (Including internal sales to other segments) *1
(In billions of yen, millions of U.S. dollars)

Three months ended March 31	2004	2003	% change	2004

IT Solutions business	JPY 655.3	JPY 656.2	-0.1	$6,301
SI / Services	258.1	260.2	-0.8	2,482
Software	38.8	35.9	+8.1	373
Computers / Platforms	167.1	164.1	+1.8	1,607
Personal Solutions	191.3	196.1	-2.4	1,839
Network Solutions business	JPY 508.4	JPY 533.3	-4.7	$4,889
Broadband	147.5	188.0	-21.5	1,419
Mobile	283.0	252.1	+12.3	2,721
Social Infrastructure	77.9	93.3	-16.5	749
Electron Devices business	JPY 235.3	JPY 230.7	+2.0	$2,263
Semiconductors	188.7	176.0	+7.2	1,815
Displays	28.3	20.1	+40.8	272
Electronic Components	18.3	34.7	-47.3	176
(NOTE) *1 Please refer to the last page.

(Note)

According to the introduction of the new business line system in April 2003, NEC revised the classification of the product area in each business segment. Sales by product areas in each business segment of the fiscal year ended March 31, 2003, have been reclassified and displayed to conform to those of the fiscal year ended March 31, 2004.

"Operating income (loss)" set forth above is a measure commonly used by companies reporting in accordance with accounting principles generally accepted in Japan. Management believes this measure is useful to investors in comparing NEC's results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to "income before income taxes" or "net income" as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income (loss).

CAUTIONARY STATEMENTS:

The statements in this material with respect to the plans, strategies and forecasts of NEC Corporation and its consolidated subsidiaries (collectively "NEC") are forward-looking statements involving risks and uncertainties. Moreover, the management targets included in this material are not projections, and do not represent management's current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC's business strategies.

NEC cautions you in advance that actual results could differ materially from such forward-looking statements due to several factors. The important factors that could cause actual results to differ materially from such statements include, but are not limited to, general economic conditions in NEC's markets, which are primarily Japan, North America, Asia and Europe; fluctuating demand for, and competitive pricing pressure on, NEC's products and services in the marketplace; NEC's ability to continue to win acceptance of its products and services in these highly competitive markets; NEC's ability to expand into foreign markets such as China; regulatory change and uncertainty and potential legal liability relating to NEC's businesses and operations; and movements in currency exchange rates, particularly the rate between the yen and the U.S. dollar. Among other factors, a worsening of the world economy resulting from the downturn in the IT and telecommunications industries, a worsening of financial conditions in the world markets, and a deterioration in the domestic and overseas stock markets, would cause actual results to differ from the forward-looking statements, including management's targets.

You should keep in mind that any forward-looking statement made by NEC speaks only as of the date on which NEC makes it. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement might not occur. Therefore, you should not place undue reliance on any forward-looking statements. Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC's financial statements.

***